

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 8, 2010

David Dreslin
President
Gulf Shores Investments, Inc.
7985 113th Street, Suite 220
Seminole, FL 33772

> **Re:** **Gulf Shores Investments, Inc**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 25, 2010**
> **File No. 333-162177**

Dear Mr. Dreslin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our letter.

Risk Factors, page 6

Our Investment In Property May Be More Costly Than Anticipated, page 6

1. This risk factor discusses the risk presented in the acquisition of real estate investments. It is unclear how this risk factor applies to your current business plan, which is the management of real estate properties. Please revise or advise.

Description of Business, page 15

2. We note your disclosure that you will not voluntarily send an annual report to shareholders, but that you will file reports with the SEC. Please include all information about the availability of information from the SEC, including the website and phone number that investors may use to contact the SEC. Refer to Item 101(h)(5)(iii) of Regulation S-K for guidance.

Financial Statements and Notes

3.   Please update your summary financial information and financial statements in accordance with Rule 8-08 of Regulation S-X.

Plan of Operations, page 20

4.   We note your response to comment 2 in our letter dated May 13, 2010 and your revised disclosure that you estimate that you need additional funding of $49,000 over the next 12 months, including $10,000 to complete this offering. We refer you to your disclosure in Part II of your registration statement on page 27, which indicates that you estimate that the total expense of this offering will be $34,502.28. Please clarify how you determined that you will only need $10,000 to complete this offering in light of your disclosure on page 27.

5.   We note your response to comment 2 in our letter dated May 13, 2010 and your revised disclosure, which indicates that Mr. Dreslin will cover your cash shortfalls, but that you do not have an agreement or guarantee with Mr. Dreslin to provide such cash to you. Please include a risk factor that discusses the risk presented to your business that there is no written agreement or guarantee, which requires Mr. Dreslin to fund your business.

Executive Compensation, page 23

6.   We note your response to comment 4 in our letter dated May 13, 2010. Please further explain the type of consulting services Mr. Dreslin provided to you. Furthermore, please clarify why Mr. Dreslin received compensation that is separate from his role as your president, chief executive officer, chief financial officer and treasurer.

Security Ownership of Certain Beneficial Owners and Management, page 24

7.   We note your response to comment 5 in our letter dated May 13, 2010. The disclosure in the table about Donna Dreslin does not match the information disclosed in the selling shareholder table on page 11. Please revise to disclose that Mrs. Dreslin beneficially owns 60,003,000 shares, which is 76.7% of the class, in the table itself.

Part II – Information Not Required In The Prospectus, page 27

Item 15. Recent Sales of Unregistered Securities, page 27

8.   We note your response to comment 6 in our letter dated May 13, 2010. Please revise this section to include the disclosure in your response.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow and Jaclin, LLP
        Via Facsimile: (732) 577-1188